FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 10, 2004

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1	Corporate Governance Annual Report, year 2003	4

2

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

NOTIFICATION OF RELEVANT FACT

Terra Networks, S.A. (hereinafter, “Terra”), in fulfillment of the terms established in article 82 of the Stock Market Act, by means of this writ hereby notifies the National Stock Exchange Commission of the following

HECHO RELEVANTE - RELEVANT FACT

According to the Spanish Securities Exchange Act, article 116, it is hereby enclosed the Corporate Governance Annual Report related to year 2003, once it has been approved by the Board of Directors of Terra Networks, S.A. with the favourable report from the Audit and Control Committee.

It is also hereby communicated that the mentioned Report of Corporate Governance may be consult throughout Terra Networks, S.A. web page. (http://www.terralycos.com).

In Madrid, March 10, 2004.

José Francisco Mateu Isturiz

General Counsel and Secretary to the Board of Directors of

Terra Networks, S.A.

3

ANNUAL REPORT ON

CORPORATE GOVERNANCE

Year 2003

TERRA NETWORKS, S.A.

4

-—Index—-

1.	INTRODUCTION.

2.	OWNERSHIP STRUCTURE.

2.1	CAPITAL OF THE COMPANY.

2.2	SHAREHOLDERS WITH SIGNIFICANT STAKES.

2.3	RELATIONS WITH HOLDERS OF SIGNIFICANT STAKES.

2.4	STAKES HELD BY MEMBERS OF THE BOARD OF DIRECTORS.

2.5	EXISTENCE OF AGREEMENTS BETWEEN SHAREHOLDERS.

2.6	INFORMATION ON OWN PORTFOLIO.

3.	MANAGEMENT STRUCTURE.

3.1	COMPOSITION OF THE BOARD OF DIRECTORS.

3.2	RULES OF ORGANISATION AND OPERATION OF THE BOARD OF DIRECTORS.

3.2.1	Procedure for selection, appointment and removal of Directors.

3.2.2	Operation of the Board of Directors.

3.2.3	The Executive Commission.

3.2.4	Other Committees of the Board of Directors.

3.2.4.1	Auditing and Control Committee.

3.2.4.2	Appointments and Remunerations Committee.

3.3	REMUNERATION OF THE MEMBERS OF THE BOARD OF DIRECTORS.

3.4	OTHER INFORMATION ON THE MEMBERS OF THE BOARD OF DIRECTORS.

3.4.1	Directors appointed in relation to holders of Significant Stakes.

3.4.2	Members of the Board of Directors of Terra Networks, S.A. holding management or executive posts in other Companies in the Group.

4.	INFORMATION ON RELATED OPERATIONS AND INTRA-GROUP OPERATIONS.

4.1	OPERATIONS PERFORMED WITH SIGNIFICANT SHAREHOLDERS.

5

4.2	OPERATIONS PERFORMED WITH THE MANAGEMENT AND DIRECTORS OF THE COMPANY AND THE GROUP OF COMPANIES THE COMPANY IS A MEMBER OF.

4.3	SIGNIFICANT OPERATIONS CARRIED OUT WITH OTHER COMPANIES BELONGING TO THE SAME GROUP.

5.	INFORMATION ON RISK CONTROL SYSTEMS.

5.1	GENERAL RISK CONTROL MODEL.

5.2	CONTROLS OVER THE FINANCIAL-ACCOUNTING PROCESS.

6.	RELATIONS WITH SHAREHOLDERS AND MARKETS.

6.1	OPERATION OF THE GENERAL MEETING OF SHAREHOLDERS.

6.1.1	Existence and description of the Regulations of the General Meeting of Shareholders.

6.1.2	Rights of the shareholders in relation to the General Meeting of Shareholders.

6.1.3	Data on Attendance of previous Meetings.

6.1.4	List of the resolutions passed by the General Meeting of Shareholders.

6.2	TRANSPARENCY AND COMMUNICATION.

6.2.1	Shareholders’ Office.

6.2.2	Investor Relations Department.

6.2.3	Communication of information on the markets.

6.2.4	Information provided on the web page.

7.	DEGREE OF MONITORING OF THE RECOMMENDATIONS FOR GOOD GOVERNANCE.

7.1	TERRA NETWORKS, S.A.

6

1

INTRODUCTION

The Annual Report on Corporate Governance of Terra Networks, S.A. (hereinafter “Terra”, the “Company”) concerning financial year 2003, approved by its Board of Directors following favourable reports by the Auditing and Control Committee of the Board of the Company, on 24 February 2004, aims to provide a detailed explanation of the structures of the system of corporate governance of Terra and its operation in practice, to inform its shareholders and investors.

The Board of Directors provides the shareholders of the Company this Report in due fulfilment of the obligation established under “Act 26/2003, of 17 July, that amends Act 24/1988, of 28 July, on the Stock Market, and the redrafted text of the Stock Company Act, approved by Legislative Royal Decree 1564/1989, of 22 December, in order to reinforce the transparency of listed stock companies” (Transparency Act). In preparing this Report, what is set forth in the said Transparency Act has been taken into account, as well as the provisions of “Order/3722/2003, of 26 December, on the annual report of corporate governance and other instruments of information of listed stock companies and other entities”.

Moreover, information has been included on other matters that may be of interest to shareholders and investors, such as that concerning the work carried out by the Board of Directors and its Committees during last financial year 2003, or that on the channels of information of the Company on the market. One must point out that the data contained in this Report refers to the financial year ended on 31 December 2003, except in matters in which another date of reference is provided.

Terra is one of the listed companies in the Telefónica Group, from which fulfilment of common minimum standards on corporate governance are encouraged for all the listed companies in the group, regardless of their nationality and market on which they are listed.

The main principles of corporate governance of Terra are set forth in its Articles of Association and in the Regulations of its Board of Directors. Both documents are available to the shareholders at the Company registered office and on its web page, in the section on corporate governance: (http://www.terralycos.com/esp/gobierno/index.htm).

ANNUAL REPORT ON CORPORATE GOVERNANCE
OWNERSHIP STRUCTURE

2

OWNERSHIP STRUCTURE

2.1	CAPITAL OF THE COMPANY.

On the date of this Report, the stock capital of Terra, subscribed and fully paid up, amounts to 1,202,935,830 euros, divided into 601,467,915 shares of two euros face value each.

All the shares into which the stock capital of Terra is divided are ordinary, of a sole class and series, and are represented by annotations to account.

All the shares in Terra grant the same rights and obligations for the shareholders and bear no accessory privileges whatsoever. In that sense, the Articles of Association of Terra contain no provision on privileges, powers, or special duties arising from holding shares; nor is there any principle whatsoever in the Articles of Association providing for restriction or limitation on free conveyance of shares in Terra.

2.2	SHAREHOLDERS WITH SIGNIFICANT STAKES.

As the shares in the Company are represented by annotations to account and there is thus no shareholder register, it is not possible to know its exact shareholding structure.

In this sense, and according to existing information at the Company, one may say that Telefónica, S.A. (hereinafter, “Telefónica”) is the only corporation that directly or indirectly has exercised and exercises control over Terra on the terms of article 4 of the Stock Market Act.

ANNUAL REPORT ON CORPORATE GOVERNANCE
OWNERSHIP STRUCTURE

For the purposes of Royal Decree 377/1991, of 15 March, and according to the communication of a significant stake made by Telefónica to the National Stock Exchange Commission (hereinafter, CNMV) on 30 July 2003, the stake held by Telefónica is as shown in this table:

	Total		Direct stake		Indirect stake
	Percentage	Shares	Percentage	Shares	Percentage	Shares
TELEFONICA S.A.(*)	71.97	432,884,371	71.97	432,884,371	—	—

(*)	The effective percentage (capital minus own portfolio) held by Telefónica, S.A. amounts to 75.29%.

According to the information available to the Company, the significant movements in the structure of the Company stock capital during financial year 2003 were as follows:

-	Public Tender Offer by Telefónica for 100% of the shares of Terra. Due to that Offer, Telefónica went from holding 230,792,328 shares in Terra to holding the said 432,884,371 shares in the company. That is, Telefónica went from holding 38.37% of the stock capital of Terra before the Offer to have 71.97% of that capital after 25 July 2003, the date on which the operation was concluded.

-	Acquisition by Terra of 26,525,732 shares in Terra owned by Citibank, NA in its capacity as custodian bank for the option schemes undertaken by the company in the integration with Lycos, Inc. These shares represented 4.41% of the stock capital of the Company, which became the own portfolio of Terra.

In relation to the significant shareholder, the persons proposed as members of the Board of Directors are identified in chapter III of this Report.

According to the information obtained from “Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores” (Securities Recording, Clearing and Liquidation Systems Management Company) (Iberclear), on 26 March 20031, the number of shareholders of Terra, according to individual records in favour, of individuals as well as corporations, amounted to approximately 538,847 shareholders, including institutional and individual shareholders.

[1]	Data obtained by Terra in the X-25 requested from Iberclear when the last Ordinary General Meeting of Shareholders of the Company was held.

ANNUAL REPORT ON CORPORATE GOVERNANCE
OWNERSHIP STRUCTURE

2.3	RELATIONS WITH HOLDERS OF SIGNIFICANT STAKES.

The Company has ordinary commercial relations with Telefónica as well as other companies in the Telefónica Group. As Terra belongs, and has always belonged to the Group of its significant shareholder, Telefónica, the relations between both are detailed in section 4.3 of this Report, as these are intra-group operations.

Lastly, and as to the possible existence of crossed or linked Directors, a statement is made that, in relation to Terra, there are no members of the Board of Directors or any company in the Terra group who have been appointed a member of the Board of Directors of Telefónica, except for the Directors Mr. Enrique Used Aznar and Mr. Antonio Viana-Baptista (representative of the Director Telefónica DataCorp, S.A.), who are on both Boards of Directors, on that of Telefónica and Terra.

2.4	STAKES HELD BY MEMBERS OF THE BOARD OF DIRECTORS.

According to the data kept by the Company, only the Executive Chairman of the Company, Mr. Joaquin Faura Batlle, is the individual owner of 5 shares in Terra. Those shares were acquired after the Public Tender Offer, for the purpose of being appointed Director by the Board.

After the Board of Directors of Terra that met on 26 June 2003 and, according to the report issued by the merchant banks Citigroup and Lehman Brothers, considered that the Public Tender Offer presented by Telefónica for 100% of the shares of Terra Networks, S.A. was equitable and reasonable for the shareholders, the rest of the Directors proceeded to accept the Offer, with regards to the individual shares they held in the stock capital of the Company.

2.5	EXISTENCE OF AGREEMENTS BETWEEN SHAREHOLDERS.

Terra has received no notification whatsoever of the existence of any agreements between its shareholders.

2.6.	INFORMATION ON OWN PORTFOLIO

On 31 December 2002, Terra directly or indirectly held a total of 2,420,468 own shares, that represented 0.398% of the stock capital of the Company.

One must point out that, on 31 December 2003, Terra indirectly or directly held a total of 26,544,652 own shares, that represented 4.41% of the stock capital of the Company, just as stated in the communication by the Company to the CNMV, in fulfilment of the communication obligations applicable to it.

ANNUAL REPORT ON CORPORATE GOVERNANCE
OWNERSHIP STRUCTURE

There are 26,525,732 of these shares to cover Stock Option Plans of the Company and they are, thus, exclusively assigned (i) to acquisition by the employees, or (iii) amortisation of the relevant shares in the case of failure to exercise the right by the employees. In that sense, during financial year 2004, the Board of Directors shall present, among other proposal, a proposal to the General Meeting of Shareholders to amortise, the shares assigned to cover the purchase option rights of the employees of Lycos, Inc., that have been cancelled.

ANNUAL REPORT ON CORPORATE GOVERNANCE
MANAGEMENT STRUCTURE

3

MANAGEMENT STRUCTURE

The rules of organisation and operation of the Board of Directors of Terra and its Committees are set forth in the Articles of Association of the Company and in the Regulations of its Board of Directors. Both documents are available to all the shareholders and investors on the web page of the Company, in the section on corporate governance.

3.1	COMPOSITION OF THE BOARD OF DIRECTORS.

The Articles of Association of Terra foresee that the Board of Directors shall be comprised of a minimum of three (3) and a maximum of fifteen (15) members, who shall be appointed by the General Meeting of Shareholders. On 9 April 2002, the General Meeting of Shareholders set the number of directors at twelve (12); a number that is considered adequate to ensure its effective operation considering the complexity of the Group it heads, the significant number of Companies comprising it, its multinational character, as well as its economic and corporate importance.

The Board of Directors of Terra is now comprised of ten (10) members, it thus having two vacancies. Provisionally, the Board of Directors, according to the provisions contained in the Stock Company Act and Articles of Association may cover the existing vacancies by pre-emption.

On the date of this report, the Board of Directors of Terra was comprised of the following persons:

Name	Position	Type of Director	Date of Appointment
D. Joaquin Faura Batlle	Chairman (1)	Executive	16-12-2003
D. Joaquim Agut Bonsfills	Member	Executive(2)	10-08-2000
Telefónica DataCorp, S.A. (3)	Member	Propritary (4)	8-06-2000
D. Angel Vilá Boix	Member	Proprietary (4)	25-07-2001
D. Enrique Used Aznar	Member	Proprietary (4)	25-10-2000

ANNUAL REPORT ON CORPORATE GOVERNANCE
MANAGEMENT STRUCTURE

Name	Position	Type of Director	Date of Appointment
D. Carlos Fernández-Prida Méndez-Núñez	Member	Proprietary (4)	09-04-2002
D. Jose Alfonso Bustamante Bustamante	Member	Proprietary (4)	25-03-2003 (5)
D. Francisco Moreno de Alborán y de Vierna	Member	Independent	01-10-1999
D. Luis Bassat Coen	Member	Independent	29-01-2003 (5)
D. Luis Badía Almirall	Member	Independent	29-01-2003 (5)

(1)	Executive Chairman of the Company. Appointed executive Director on Board of Directors held on December 16, 2003, with legal effects on January 2, 2004.
(2)	Executive Chairman of the Company until January 2, 2004. Appointed executive Director on Board of Directors held on August 10, 2000, and ratified by the General Shareholders meeting held immediately after.
(3)	Represented by Mr. Antonio Viana-Baptista.
(4)	Appointed by Telefónica, S.A.
(5)	Appointed Director by pre-emption on date thereof, and ratified by the General Shareholders meeting held immediately after.

The posts held by the Directors on the Committees of the Board are specified in the following chart:

Directors	Aundit and Control	Appointements and Remunerations
D. Francisco Moreno de Alborán y de Vierna	X	X
Telefónica DataCorp, S.A. (*)	X	—
D. Enrique Used	X	X

(*)	Represented by Mr. Antonio Viana-Baptista.

As to the status of the Directors, the composition of the Board of Directors of Terra fully complies with the recommendations on matters of good governance, as the external Directors (proprietary and independent) form an ample majority over the executive ones and, there is a reasonable number, of independent Directors considering the present shareholding structure of the Company.

ANNUAL REPORT ON CORPORATE GOVERNANCE
MANAGEMENT STRUCTURE

The Regulations of the Board of Directors record the main rights and obligations of the members of the Board, especially those arising from the fundamental duties of diligence and loyalty.

3.2	RULES OF ORGANISATION AND OPERATION OF THE BOARD OF DIRECTORS.

3.2.1	Procedures for selection, appointment and removal of Directors.

The fundamental principles of organisation and operation of the Board of Directors are set forth in the Articles of Association and in the Regulations of the Board, which are available for consultation on the Company web page. Those Regulations also regulate the organisation and operation of the Consulting or controlling Committees.

As aforementioned, according to the Articles of Association, the Board of Directors will be comprised of a minimum of three (3) and a maximum of fifteen (15) members.

The proposals for appointment of Directors must be preceded by the relevant favourable report by the la Appointments and Remunerations Committee, which shall not be binding.

In this sense, one must point out that the appointment of Directors at Terra is submitted, as a general rule, to the decision of the General Meeting of Shareholders. Only on certain occasions, when it is essential due to vacancies having arisen since the General Meeting of Shareholders was held, may it proceed, as established in the Stock Company Act, to appoint these by cooption, with a prior report by the Appointments and Retributions Committee, and that decision must be ratified, in all cases, by the first General Meeting of Shareholders held thereafter.

The appointments by pre-emption during 2003 were proposed by the Board of Directors to the General Meeting of Shareholders and had the favourable report by the Appointments and Remunerations Committee. These appointments were subsequently ratified by the Ordinary General Meeting of Shareholders of 2 April 2003.

The choice of external or non executive Directors must be assigned to persons of recognised solvency, competency and professional experience, who are willing to dedicate a sufficient part of their time to the Company, and extreme rigor must be applied to the choice of persons appointed to cover the independent Director posts.

As to the appointment of independent Directors, the Regulations of the Board of Directors establishes that it may not propose or appoint persons to the post of independent Director who have, or have had in the last two years, any stable relationship of specific relevance with management of the Company, or who are related by family, professional or trade to

ANNUAL REPORT ON CORPORATE GOVERNANCE
MANAGEMENT STRUCTURE

any of the executive Directors or top management of the Company, and they must also lack stable relations with the proprietary Directors and the companies or corporate groups these represent.

The Directors are appointed for a period of five (5) years and may be re-elected once or more times for the same periods of maximum duration, and must hand in their resignation from the Board of Directors when they reach the age of seventy (70) years. The Directors assigned to executive duties shall cease to perform these when they reach the age of sixty five (65), although they may continue as non executive Directors, if the Board decides so.

On the other hand, the Directors must hand in their resignation from the Board of Directors and formalise the relevant resignation when they cease to hold the executive post to which their appointment as Director is linked, or when the reasons for which they were appointed disappear, or when (i) they incur in any of the legally foreseen cases of incompatibility, or (ii) when they are subject to severe admonition by the Auditing and Control Committee due to having breached any of their obligations as Directors, or (iii) when their remaining on the Board could affect the credit or reputation enjoyed by the Company on the markets, or endanger its interests in any other way.

3.2.2	Operation of the Board of Directors.

The Board of Directors is the body that supervises and controls the activity of the Company and has specific responsibilities in relation to the strategy and management of the business and coordination of its Group of Companies, delegating management of its ordinary business upon the executive bodies and its management team.

In the Regulations of the Board it is foreseen that the Board of Directors shall hold its ordinary meeting once every two months and, at the initiative of the Chairman, as often as he may deem convenient for proper operation of the Company. According to this, the Board of Directors sets an annual calendar of ordinary meetings. During financial year 2003, the Board of Directors of Terra held 16 meetings, each of approximately four hours in length. The Directors intervened actively, in a natural, fluent manner, in the different debates and discussions that arose throughout the sessions. When potential conflicts might have arisen, the Directors affected took leave on their own account until the resolution on the matter was passed, fulfilling the Regulations of the Board and, in particular the specific title thereof that amply describes the rights and obligations of the directors.

According to what is set forth in the Articles of Association and Regulations of the Board, and except in cases in which another voting quorum has specifically been established, the resolutions were adapted by absolute majority of Directors appearing, present or represented at the meeting.

ANNUAL REPORT ON CORPORATE GOVERNANCE
MANAGEMENT STRUCTURE

In order to guarantee adequate preparation of the meetings and so the members of the Board may have all the necessary information, the meetings have a pre-set agenda, which is reported at least three days before the date foreseen for it to be held, along with the calling of the session. To the same end, enough time in advance, the Directors are sent all the documentation related to the agenda of the meetings, which is completed with the documentation and written presentations which they are provided at the same time the meeting is held.

To facilitate all the information and clarifications required in relation to some of the matters dealt with, practically all the meetings of the Board held during 2003 were attended by the main executives of the Group, to explain the matters of their competence.

In order to provide information on the activity carried out by that body during financial year 2003, it is pointed out that the Board of Directors of Terra has heard, debated or passed the relevant resolutions on diverse matters of its competence, among which the following must be emphasised as the most outstanding:

(a)	In relation to the Company finance:

-	Results: there has been a monthly detailed presentation to the Board of Directors with a preview of the consolidated results of the Terra Lycos Group and its main business.

-	Annual financial information: The following annual reports were presented to the Board: Annual Accounts, Annual-20F Document required by the SEC; as well as the New Market Report – required for companies listed on that segment of the continuous market – all in relation to financial year 2002, prior to being sent out to the Markets and Shareholders.

-	Correction of the Goodwill and tax credits: The Board was presented with the analyses based on the estimates of generation of future value by each one of the businesses and countries, that were aimed at determining recovery of the goodwill, tax credits activated, as well as other fixed assets on the consolidated balance sheet of the Terra Lycos Group, following the accounting criteria of caution in evaluation.

-	Others: The Budget, Business Plan and accounting monitoring of the equivalent value generated on the basis of the Strategic Alliance Framework Agreement signed with Telefónica were presented to the Board, as well as other matters presented through the Auditing and Control Committee of the Board.

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MANAGEMENT STRUCTURE

(b)	In relation to the business of the Group:

-	Strategic aspects and objectives: The Board has deliberated and passed resolutions on strategic aspects and objectives of the Group overall, and of its main business.

-	Monitoring the activity: Apart from monitoring the activity and controlling management of the business of the Group carried out monthly, on several occasions throughout financial year 2003, monographic examination has taken place of the situation and objectives and strategies of the diverse businesses of the Group, with intervention by the Board itself by the maximum parties responsible for that business.

-	Regulatory aspects: The Board has reported periodically on the main regulatory matters that affect the activities of the Group. Recently, in relation to approval of the budgets of 2004, the Board was informed of the latest regulatory novelties and rules were examined that may be approved in the short term, and may have a relevant economic impact on activities by the Group on its main markets.

(c)	In relation to the structure and organisation of the Company:

-	Organisational Structure: Following the examination and report by the Appointments and Remunerations Committee, the Board has considered matters related to the organisational structure of the Company and the Group, having taken important decisions on the restructuring and design of the organisation.

(d)	In relation to the systems of internal control and other matters:

-	Policy of communication by the Company on the markets. In addition to having reported to the Board on specific matters related communication of certain decisions or operations on the market, at its meeting on 25th March 2003, the Board of Directors approved Regulations on Communication and Information for the Markets, that regulate these communication processes, for specific as well as periodic information, and the processes of preparing the annual information documents, establishing the general principles that must be applied by the Company in its communications.

-	Linked operations: The Board of Directors, following a report by the Appointments and Remunerations Committee, has considered and approved transactions with shareholders of significant stakes in the Company, in order to fulfil the terms set forth in the Regulations of the Board of Directors.

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MANAGEMENT STRUCTURE

Moreover, during financial year 2003, following the appropriate analyses and reports, the Board approved diverse operations and important specific transactions, among which one must emphasise the following as the most relevant:

-	Strategic alliance between Terra and Telefónica to replace the strategic agreement of 16th May 2000, a party to which was the company Bertelsmann A.G. Moreover, Terra Networks, S.A., Telefónica, Lycos Inc, and Bertelsmann A.G. signed a preferential interest agreement that will allow them to continue to explore opportunities of mutually providing communication services, development and on-line content on the market.

-	Report by the Board of Directors on Telefónica formulating a Public Offer to Acquire shares for all the shares of Terra Networks, S.A. listed on the Spanish stock exchange interconnection system and the United States NASDAQ.

On the other hand, as to the relation between the Board of Directors and its Committees, one must point out at this point – notwithstanding the detailed on the activities by these Committees provided in section 3.2 of this report – that at each ordinary monthly meeting of the Board of Directors, the Chairmen of those Committees usually inform the Board of the activity and main activities they have carried out in the period immediately preceding.

Apart from this, throughout 2003, the Committees of the Board and, most especially, the Auditing and Control Committee and the Appointments and Remunerations Committee, have issued reports or formulated proposals on specific matters that have been taken as the basis to pass resolutions and decisions by the plenary of the Board of Directors.

3.2.3	The Executive Commission.

Regulation of this Commission is recorded in the Regulations of the Board of Directors of the Company, which establish the power of the Board of Directors to appoint, or not, a Executive Commission from within it, with general powers of decision and, thus, with express delegation of all the powers of the Board of Directors, except those that may not be delegated according to the law or Articles of Association. Practically since 2000, the Executive Commission began to cease to be operational, mainly due to failure to meet by its members, the lack of covertures of the vacancies occurred, due to the eminently operational nature the Board of Directors took on arising from the executive status of its Chairman, as well as the usual frequency of its meetings being held (16 meetings throughout 2003, 11 meetings in 2002 and 10 meetings in 2001).

Due to the above, the Board of Directors of Terra Networks, S.A. decided at its meeting on 24th February 2004, to revoke the powers granted permanently to the Executive Commission. Now, thus, Terra Networks, S.A. has no Executive Commission.

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MANAGEMENT STRUCTURE

3.2.4	Other Committees of the Board of Directors.

The Board of Directors of Terra has the following consulting or controlling Committees:

-	The Auditing and Control Committee,

-	The Appointments and Remunerations Committee.

3.2.4.1	Auditing and Control Committee.

This Committee is formed, on the date of this Meeting, by the following members:

Members	Date of appointment
Mr. Francisco Moreno de Alborán y de Vierna, Chairman	25 October 2000

Telefónica DataCorp, S.A. (represented by Mr. Antonio Viana-Baptista), Member	25 October 2000

Mr. Enrique Used Aznar, Member	20 March 2002

All the members of the Auditing and Control Committee are external or non executive. On the other hand, the General Counsel and Secretary to the Board of Directors Mr. José Francisco Mateu Isturiz, is the acting Secretary of this Committee.

As to the object and functions of this Committee, one must mention that the Board of Directors of the Company, in fulfilment of the obligation established in “Act 44/2002, of 22 November, on Measures of Reform of the Financial System” – additional provision eighteen -, submitted to approval by its shareholders at the Ordinary General Meeting of Shareholders held on 2 April 2003, introduction of a new article 19 bis in its Articles of Association, by which statutory rank was granted to that Committee and its composition and minimum competences were regulated, according to the new legal requisites. That Ordinary General Meeting of Shareholders approved that amendment to the Articles of Association with a sufficient majority of capital.

The Auditing and Control Committee undertakes a fundamental role in supervision of the process of preparation and reporting the financial information of the Company, as controller and co-ordinator of the different players involved in these. In that sense, their work is aimed at four fundamental matters:

(i)	Examining the process of financial information and evaluating the accounting verification system of the Company,

ANNUAL REPORT ON CORPORATE GOVERNANCE
MANAGEMENT STRUCTURE

(ii)	Safeguarding the independence of the External Auditor, supervising its work and providing a channel between the Board of Directors and the External Auditor, and between it and the management team of the Company,

(iii)	Supervising the internal auditing services, and

(iv)	Supervising the adaptation and integrity of the internal systems for control over the financial information.

According to what is stated in said article 19 bis of the Articles of Association, the Auditing and Control Committee meets at least once a quarter and as often as appropriate, when called by the Chairman, at its own decision, or in answer to the request by two of its members or the Executive Commission.

The Auditing and Control Committee is validly constituted when attended directly, or by means of representation, by at least half of its members, and it passes its resolutions by the majority of those present. However, in order to hold a greater number of sessions, the Auditing and Control Committee prepared a calendar of meetings setting these on the Tuesday prior to the week of holding the Board of Directors of Terra. Moreover, this Committee has met when the circumstances and matters to be dealt with have so required. Thus, during last financial year 2003, the Auditing and Control Committee held twelve (12) meetings.

The meetings were held according to a preset agenda, sent in advance to the members of the Board, along with the calling to each meeting. Minutes are taken on the deliberations by that Committee and on the resolutions and decisions taken by it by the Secretary to the Committee Mr. José Francisco Mateu Isturiz, General Counsel and Secretary to the Board of Directors.

In order to perform its duties better, just as expressly recorded in the Regulations of the Board, the Auditing and Control Committee may obtain the advice of external experts. On some occasions, the Committee has made direct use of this right, and it has dedicated some of its sessions to analysing specific matters that required more in depth knowledge (monographic sessions), that were presented by experts from the Company or by the External Auditor. The partner responsible from the External Auditor usually participated in those meetings, to explain and clarify aspects of the auditing reports and work carried out by the auditing firm. Moreover, at the request of the Committee, other members of the management team of the Company and its subsidiaries have participated to present specific matters that affect their respective areas of competence. Specifically, participation by the Managements of Corporate Finance, Internal Auditing and the General Counsel is emphasised. The members of the Committee held meetings separately with each one of these liaisons when it was considered necessary.

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MANAGEMENT STRUCTURE

Specifically, as to the work carried out by this Committee, during financial year 2003, the following matters were emphasised:

(i) In financial-accounting matters

-	As to the Annual Accounts and Management Report, the Auditing and Control Committee analysed and debated the most relevant aspects of the financial year end of 2002, with special attention to accounting for the main operations performed during that financial year.

-	Review of the proposal for correction and evaluation of the different assets of the company.

-	Supervision of the process to prepare the 20F.

-	Conclusions on the auditing processes.

-	Prior to its public communication, information on the quarterly and semester results of the Company.

-	Review of the main accounting policies.

(ii) In relation to the External Auditor

-	The Committee analysed the proposal of appointment of the Accounts Auditor to Terra and its consolidated Group of Companies, subsequently putting that proposal to the Board of Directors, in order for it to propose that appointment to the Ordinary General Meeting of Shareholders.

-	At one of the meetings of that Committee, the External Auditor presented a report on the relations between it and the Terra Lycos Group, as well as its vision concerning the present function of the External Auditor according to the legislative changes that had taken place up to that date.

-	On the other hand, after publication of the regulations on development of the Sarbanes-Oxley Act on matters of the independence of the External Auditor, the Committee has considered its obligations in the matter and has ordered the hiring procedures of the External Auditor within its Group, to provide any kind of permitted service. Thus, this Committee approved, after analysis and justification, that the Accounts Auditor to the Company provide certain services other than actual auditing services.

-	The Committee approved the fees of the External Auditor, in relation to the auditing work on the annual accounts, as well as providing work related to the auditing, or other kinds of services.

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MANAGEMENT STRUCTURE

(iii) In matters of internal control and internal auditing and intervention.

-	The Committee was informed in detail of the actions carried out by internal auditing and intervention units of the Group.

-	The Committee has analysed the risk map of the Group and its control model, and has been informed on the evaluation performed by the internal auditing services of operation of the control systems for information reported by the Company on the markets, and on the system for control of the financial-accounting information.

-	At the first meeting of the year, the internal auditing services presented the Committee their annual plan and, in the month of December, the Committee considered the proposed guidelines for work by the internal auditor during financial year 2004. The Committee was also informed at different meetings of specific matters related to the work carried out by these services.

(iv) Other matters of interest analysed by the Auditing and Control Committee.

-	Analysis of the most relevant legislative and regulatory novelties that may affect the Company, either Spanish[2] or foreign, with especial attention in the latter case to the rules published by the SEC in development of the Sarbanes-Oxley Act.

-	Monitoring fulfilment of the undertakings established within the Framework Contract of the Strategic Alliance between Telefónica and Terra.

-	Hiring of the external consultant Ernst & Young to perform the 20F Process, signing of certificates, analysis of the internal control processes.

-	To supervise the work on adaptation of those statutory requisites, especially those related to (i) preparation of the new Regulations of the General Meeting of Shareholders; (ii) the content in matters of corporate governance included on the web page of the company; and (iii) preparation of the Annual Report on Corporate Governance fundamentally to fulfil the statutory requisites in matters of good corporate governance arising from the Transparency Act.

-	Finally, to continue to work carried out last financial year 2002, work has continued on the task of examining the situation of the Group in relation to the recommendations of the Codes of Corporate Governance.

[2]	Act 44/2002, of 22 November, on Reform Measures of the Financial System (“Financial Act “), and Act 26/2003, of 17 July, that amends Act 24/1988, of 28 July, on the Stock Exchange, and the remodelled text of the Stock Company Act, approved by Legislative Royal Decree 1564/1989, of 22 December, in order to reinforce the transparency of listed stock companies (“Transparency Act”).

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MANAGEMENT STRUCTURE

3.2.4.2	Appointments and Remunerations Committee.

The present composition of the Appointments and Remunerations Committee is as follows:

Members	Date of appointment
Mr. Enrique Used Aznar, Chairman	25 October 2000

Mr. Francisco Moreno de Alborán y de Vierna, Member	25 October 2000

The members of this Committee are external or non executive Directors. The General Counsel and Secretary of the Board, Mr. José Francisco Mateu Isturiz, is acting as Secretary to this Committee.

The essential duty of the Appointments and Remunerations Committee is that of ensuring the integrity of the selection processes of the Directors and top executives of the Company, and to advise the Director on determining and supervising their remuneration.

Specifically, the main duties this Committee is attributed are:

(1)	To report on proposals of appointment of the Directors and top management of the Company; on the proposals of appointment of Directors and top executives of the Company; on the members of the other Committees of the Board of Directors, as well as on the organisational structure of the Company;

(2)	To determine the regime of retributions of the Executive Chairman, if appropriate, of the Managing Director; to set the regime of remunerations of the Directors and review them periodically to ensure they suit the duties performed by them, as well as to report on the variable remuneration of the top management;

(3)	To report on the incentive plans;

(4)	To issue the prior report on passing, if appropriate, the resolution by the Board of Directors to evaluate the transactional agreement between Terra and its shareholders, from the point of view of equal treatment of the shareholders and on market conditions.

The Appointments and Remunerations Committee for 2003 set a calendar of meetings that allowed the work and responsibilities it was entrusted to be organised, holding a monthly meeting in the days prior to that of the Board of Directors.

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MANAGEMENT STRUCTURE

During 2003, eight (8) meeting were held. Before holding the meeting, the Directors who are the members of it were called and sent the Agenda for the session in advance, as well as the documentation backing each one of the points on the Agenda for the Directors forming the Committee to revise and analyse.

The Secretary to the Committee Mr. José Francisco Mateu Isturiz, General Counsel and Secretary to the Board, takes the minutes of each of the meetings and records the documentation accompanying them.

Throughout financial year 2003, the Appointments and Remunerations Committee has examined and reported, favourably in all cases, for later approval by the Board of Directors, on any appointment of Top Executives and changes in the structure of the organisation that may have happened at Terra, as well as at any of its subsidiary companies. To fulfil that task, the Committee has examined the requisite report on the post to be covered issued by Human Resources, the Curriculum and profile required and the necessary appropriateness of the person for the post.

Moreover, over this year, the Appointments and Remunerations Committee has reported on the existence of conflicts of interest in relation to members of the Board of Directors and significant shareholders of the Company, and it has supervised that the different operations carried out with the significant shareholder were ordinary ones, under market conditions.

At the request of the Chairman of Terra, in the first quarter of the year, the Appointments and Remunerations Committee, reported on the Top Management bonus for financial year 2003.

In fulfilment of its basic duty, throughout 2003, the Committee has reported on the pre-emptive appointment of four members of the Board of Directors.

3.3	REMUNERATION OF THE MEMBERS OF THE BOARD OF DIRECTORS.

The remuneration of the Directors of Terra consists of a fixed monthly assignment, the amount of which is decided by the General Meeting of Shareholders each year, or with validity for the financial years established by the Meeting itself, and concerning per diems for attending meetings of the consultancy and controlling Committees of the Board of Directors. Moreover, the executive Directors receive the relevant fees for performing their executive duties.

Their regulation is set forth in article 20 of the Articles of Association. In this sense, it is pointed out that, in line with the best practice in this field, the remuneration of the Directors is not linked to results.

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MANAGEMENT STRUCTURE

During the annual period ended on 31st December 2003, the breakdown of remunerations and other fees paid to the members of the Board of Directors was as follows:

Thousands of Euros
2003
Wages of the executive directors	1,945
Remuneration of the Board	706
Per diems for attending the Committees	40

Total	2,691

The following tables detail the remunerations and fees received by the Directors of Terra that year:

Board of Directors. Gross annual amount of the fixed assignment received by each Director (en euros)

CHARGES	2003
Chairman	60,101

Members
Executive	60,101
Proprietary	60,101
Independent	60,101

The Directors do not receive any sort of per diem for attending the meetings of the Board of Directors.

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MANAGEMENT STRUCTURE

Other Committees of the Board of Directors. Total gross annual amount of the per diems for attending the meetings of the consulting or controlling Committees received by the Directors overall:

COMMITTEES	2003
Auditing and Control	Per diem per meeting: 601 euros Number of meetings: 12

Appointments and Remunerations	Per diem per meeting: 601 euros Number of meetings: 8

Moreover, one must point out that non executive Directors do not receive, nor have received any remuneration during 2003 toward pensions or life insurance, nor do they participate in remuneration schemes linked to the listed value of the shares.

Lastly, the Company does not grant, nor has granted during financial year 2003, any advance, loan or credit whatsoever in favour of the Directors, nor in favour of its main executives, in fulfilment of the requisites of the Sarbanes-Oxley Act published in the United States, that is applicable to Terra as a Company listed on that market.

3.4	OTHER INFORMATION ON THE MEMBERS OF THE BOARD OF DIRECTORS.

3.4.1	Directors appointed in relation to holders of Significant Stakes.

Just as indicated in section 2.1 of this Report, certain members of the Board of Directors have been appointed in relation to the shareholder of a Significant Stake.

Thus, the following Directors were appointed in relation to Telefónica:

-	Mr. Angel Vilá Boix

-	Mr. Enrique Used Aznar

-	Telefónica DataCorp, S.A.

-	Mr. Jose Alfonso Bustamante Bustamante

-	Mr. Carlos Fernández-Prida Méndez-Núñez

All the Directors mentioned have, or have had a relation of a labour nature with Telefónica, the company in relation to which they were appointed members of the Board of Directors of Terra. Moreover, the posts held by each of these persons at those companies are detailed below:

-	Mr. Angel Vilá Boix is General Manager of Corporate Development of Telefónica.

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MANAGEMENT STRUCTURE

-	Telefónica DataCorp, S.A. represented by Mr. Antonio Viana-Baptista, who is the Executive Chairman of Telefónica Moviles, S.A.

-	Mr. Enrique Used Aznar is Directir of Telefónica, S.A.

-	Mr. Jose Alfonso Bustamante Bustamante was Chairman of Telefónica del Perú.

-	Mr. Carlos Fernández-Prida Méndez-Núñez was Chairman of Telefónica de Argentina.

3.4.2	Members of the Board of Directors of Terra holding management or executive posts in other Companies in the Group Terra Lycos.

The Director Mr. Joaquim Agut Bonsfills is identified as a Member of the Board of Directors of Terra, in addition to the following companies in the Terra Lycos Group:

-	Lycos, Inc. (100 % Terra)

-	Lycos Europe, N.V. (32% through Lycos, Inc.)

-	A tu hora, S.A. (50% Terra and 50% Telepizza, S.A.)

-	Rumbo, S.A. (50% Terra and 50% Amadeus Global Travel Distribution, S.A).

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RELATED AND INTRAGROUP OPERATIONS

4

INFORMATION ON RELATED OPERATIONS AND INTRA-GROUP OPERATIONS

4.1	OPERATIONS PERFORMED WITH SIGNIFICANT SHAREHOLDERS

As to operations with significant shareholders, the Company has established control measures recorded in the Regulations of the Board of Directors, so the Board of Directors formally reserves knowledge and authorisation of any transaction between the Company and any of its significant shareholders, as well as following a report by the Appointments and Remunerations Committee that analyses and evaluates the operation from the point of view of equal treatment of the shareholders and the market conditions of same. Moreover, the Directors related to that shareholder are obliged to abstain from the deliberations on such matters.

The shareholder of a Significant Stake in the capital of Terra, as aforementioned, is Telefónica, with which the Company has performed operations within the framework of its ordinary activity, and always under market conditions. Thus, during financial year 2003, the main transactions the Terra Lycos Group has with the Telefónica Group are based on the Strategic Alliance Framework Agreement of 12th February 2003. The main characteristics of the Framework Agreement are as follows:

a)	Reinforcement of the Terra Lycos Group as:

-	Exclusive provider of the essential portal elements, use of brand and aggregator of the Internet contents and services for broad and narrow band aimed at the residential segment, SOHO and, when agreements are reached, SMEs, in Internet connection and access offers of the companies in the Telefónica Group.

-	Preferential provider of the auditing, consultancy, management and maintenance services of the country-portals of the companies in the Telefónica Group.

-	Exclusive provider of the on-line training services for employees in the Telefónica Group.

-	Preferential provider of the on-line integral marketing services with the companies in the Telefónica Group.

b)	Guarantee of a minimum volume of hiring on-line advertising spaces of the companies in the Terra Lycos Group by companies in the Telefónica Group.

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RELATED AND INTRAGROUP OPERATIONS

c)	Exclusive hiring of the wholesale Internet connectivity and access services by the companies in the Terra Lycos Group by companies in the Telefónica Group on more favoured customer conditions that are allowed by the regulations.

d)	Outsourcing the information by the companies in the Terra Lycos Group to companies in the Telefónica Group, of all or part of the services and/or operation of the elements for access to the network to provide Internet access to its residential, SOHO, and, when agreed, SME customers, on most favoured customer terms that are allowed by the regulations.

e)	Exclusive hiring of advanced network services and platforms required for construction of the offer for residential customers, SOHO and, when agreed, SMEs, by the companies in the Terra Lycos Group from companies in the Telefónica Group, in broad and narrow band, on most favoured customer conditions that are allowed by the regulations.

This Framework Agreement assures generation of a minimum value for the Terra Lycos Group over its term, with an annual amount of 78.5 million euros, that arises from the difference between the revenue arising from the services provided by virtue of that Framework Contract and the costs and investments directly related to these. The Framework Contract defines a new model of relation between both companies that take better advantage of their respective capacities to encourage the growth of both on the Internet. That Framework Agreement will have a term of six years, ending on 31st December 2008, being automatically renewed for annual periods if there is no express denunciation by the parts. In fulfilment of what is set forth in the Strategic Alliance Framework Agreement, during financial year 2003, the said minimum annual value for the Terra Lycos has been generated through Terra providing services and delivering goods to other companies in the Telefónica Group.

The main transactions, whether or not they are included within the Strategic Alliance Framework Agreement, with companies in the Telefónica Group, are as described below:

•	Communications services contracts with the Telefónica Data Group, mainly national and international Internet traffic required to provide services to access customers and to provide the portal visibility.

•	Communications services contracts with Telefónica de España, S.A., mainly the broad and narrow band infrastructures required to configure the Internet access services marketed.

•	Contracts for tele-operation and tele-marketing services by the Atento Group.

•	Sale of software licence suites, maintenance and support related to these, to Telefónica de España, by virtue of the agreement between Terra Networks España, S.A. and Telefónica de España, S.A. The software suites consist of applications that allow Telefónica de España, S.A. to include more features in its retail Internet access offer, on narrow as well as broad band and for residential and corporate customers.

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RELATED AND INTRAGROUP OPERATIONS

•	Sale of software suite licences, among them the access client management program of Terra Networks Brasil to Assist Telefónica, S.A.

•	Portal service contracts between Terra Networks Brasil, S.A. and Assist Telefónica, S.A.

•	On-line training service contracts between Educaterra, S.L. and companies in the Telefónica Group.

•	Consultancy, management and maintenance contracts for corporate portals of the Telefónica Group.

•	Advertising diffusion services contracts. These concern revenue mainly received on the basis of price per number of insertions on Terra portals and by virtue of the sponsorship agreements for areas of the portal based on a fixed fee.

4.2	OPERATIONS PERFORMED WITH THE MANAGEMENT AND DIRECTORS OF THE COMPANY AND THE GROUP OF COMPANIES THE COMPANY IS A MEMBER OF.

According to the information provided to the Company, none of the members of its Board of Directors, or any executive3 of the Company has performed operations with the Company during the last financial year.

In this sense, one must point out that, according to the terms established in the Regulations of the Board, the Directors must abstain from involvement in the deliberations concerning matters in which they have a direct or indirect interest, or when these affect a member of their family or a company in which they hold an executive post or hold a significant stake in the stock capital. Likewise, the Director may not directly or indirectly perform professional or commercial transactions with Terra, or with any of the Companies in the Group, unless the Board of Directors, with abstention by the Director affected, approves the transaction with the favourable vote of at least 80% of the Directors attending, and following a report by the Appointments and Remunerations Committee.

Moreover, one must point out that, according to the terms established in the Internal Rules of Conduct on matters related to the Stock Markets of Terra, the executives of the Company are under obligation to (a) act with loyalty to the Group and its shareholders at all times, regardless of their own interests or those of others; (b) to abstain from intervening in or influencing decision making that may affect persons or entities with which there is conflict; and (c) abstain from access to information classified as confidential that affects that conflict.

[3]	To these ends, as established in Royal Decree 377/1991, of 15 March, the term executive refers to General Managers and similar who perform top management duties reporting directly to the governing bodies, executive commissions or Managing Directors of the listed company.

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RELATED AND INTRAGROUP OPERATIONS

Moreover, such persons are obliged to inform the Statutory Fulfilment Unit of the Company of situations that may potentially give rise to the appearance of conflicts of interest.

4.3	SIGNIFICANT OPERATIONS CARRIED OUT WITH OTHER COMPANIES BELONGING TO THE SAME GROUP.

Terra is the parent company of a Group of companies, that performs its corporate purpose through holding stakes in these companies. According to the organisational structure of the Group and with its co-ordination policies, one must point out that, among others, its financial policy and, in some cases, the actual financial management, is centralised at this parent company. According to this, most of the operations performed by the Company with companies belonging to its Group are operations of a financial nature, to cover their needs for funds.

According to this, as to financial year 2003, the total credit to companies in the Group and associates amounted to 472,777 thousand euros.

Terra has also signed agreements with all its subsidiaries to use the Terra Brand and others associated with the activity of the Group, as well as contracts to provide Technical Assistance Services, that allow standardisation of policies among all the companies forming the Group.

Due to these contracts, during financial year 2003, Terra billed its subsidiaries 802 thousand euros for brand cession agreements and 25,623 thousand euros in charges for Technical Assistance.

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INFORMATION ON RISK CONTROL SYSTEMS

5

INFORMATION ON RISK CONTROL SYSTEMS

5.1	GENERAL MODEL OF THE RISK CONTROL SYSTEM.

Terra performs permanent monitoring of the most significant risks of the main Companies forming its Group. To do so, the Company has a map that covers the risks that require specific control and monitoring according to their importance.

Identification of these risks is performed by the General Auditing Management and the results are reported periodically to the Auditing and Control Committee of Terra.

The 50 risks considered by the model are classified according to the following categories:

(i) Risks of the business processes:

Operational risks.

Risks of integrity.

Risks of management and human resources.

Technological.

Financial.

(ii) Risks of information:

Operational information.

Financial information.

Strategic evaluation.

(iii) Risks of the environment:.

In order to establish the appropriate control systems: Terra has a set of regulations, approved by the Board of Directors, by which the basic aspects of this system are regulated, as well as implementation of these control systems. The main internal regulations to these ends will be as follows:

(a) Regulations on control of Company information and its financial–accounting system.:

Recording, communication and control of financial – accounting information.

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INFORMATION ON RISK CONTROL SYSTEMS

Regulations on communication to the markets.

Intra-group operations: procedures for recording, payment and conciliation.

(b) Regulations on control over activity by Company personnel.

Travel and hospitality expenses of executives: limits, justification, reimbursement, etc.

Regulations on physical security and information.

(c) Regulations on external representation and bonding of the Company:

Payments: segregation of functions, double concurrent signature, banking conciliations, etc.

Powers of attorney: to subscribe agreements, open accounts, dispose of funds, etc.

Thus, Terra has certain units with control responsibilities as to specific risks of the Company such as: Risks and Insurance, Reputation, Control of Management and Human Resources (labour risks).

Lastly, the Company has an Intervention Unit to control application of funds, control relevant operations, control travel and representation expenses, implement basic controls over the processes of greater risk, etc.

5.3	CONTROLS OVER THE FINANCIAL-ACCOUNTING INFORMATION PROCESS.

Within the risks of the Company, due to its special relevance to investors and shareholders, emphasis must be placed on financial-accounting information process. At Terra, that system is regulated through the following manuals, instructions and regulations:

Corporate Accounting Plan.

Manual of Rules on Evaluation and Accounting Policies.

Manual of the Subsidiary Information System (technical-computing instrument for reporting financial-accounting information and for consolidation of the financial statements).

Regulations on intra-group operations and internal control.

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INFORMATION ON RISK CONTROL SYSTEMS

Annual schedule of financial-accounting information.

Instructions on closing and external auditing.

In another order of things, one must emphasise that all the Companies in the Group have insurance coverages to reasonably cover possible risks of damage to fixed assets assigned to the operations and possible subsequent loss of profit. Those policies include certain excesses.

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RELATIONS WITH SHAREHOLDERS AND MARKETS

6

RELATIONS WITH SHAREHOLDERS AND MARKETS

6.1	OPERATION OF THE GENERAL MEETING OF SHAREHOLDERS.

The General Meeting of Shareholders is the supreme deciding body through which the corporate will is expressed and, in that sense, the shareholders, when legally and validly met at the General Meeting of Shareholders, decide by majority on the matters inherent to the competence of the Meeting, attributed to it by the Act or the Articles of Association.

6.1.1	Existence and description of the Regulations of the General Meeting of Shareholders.

Terra intends to submit its Regulations of the General Meeting of Shareholders to the next Ordinary General Meeting of Shareholders for consideration and, if appropriate, approval. These establish its rules and principles of organisation, thus fulfilling the provisions of Act 26/2003, of 17th July. Until that takes place, organisation, operation and the proceedings of the General Meeting of Shareholders of Terra shall be governed by the terms of the Mercantile Laws in force and the Articles of Association of the Company.

The General Meeting of Shareholders of the Company is called by its Board of Directors, which approves not only the calling of the Meeting, but also the matters that are to be submitted for deliberation and, when appropriate, decision by the Meeting (Agenda), as well as the Proposals of Resolutions to be submitted for its approval, along with the reports that may be required in each case on certain Proposals.

Calling of the General Meeting of Shareholders, as well as its Agenda, are announced to the shareholders and public at large in announcements published in the Official Journal of the Business Registry of Spain and in several national newspapers published in the city where the Company has its registered office (Barcelona, Spain).

6.1.2 Rights of the shareholders in relation to the General Meeting of Shareholders.

The rights of each and every one of the shareholders, in relation to holding the General Meeting of Shareholders, are subject to scrupulous respect and treatment by the Company, on the terms and conditions established in the current laws in force and in the Articles of Association.

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RELATIONS WITH SHAREHOLDERS AND MARKETS

These rights are, apart from that to impugn the corporate resolutions passed by the Meeting according to the requisites established in the Act, the right to information, the right to attend and right to vote.

In order to facilitate and make it possible for any shareholder to exercise the right to information, the proposals of resolutions shall be submitted for approval by the Meeting, and the requisite documents and reports related to them are made available to the shareholders, on the terms and conditions established in the Stock Company Act, from the moment when the announcements of calling the Meeting take place.

Likewise, the Company attends, to the extent possible, requests for information that, in relation to the matters included in the Agenda of the General Meeting of Shareholders, are made by any shareholder, in the days immediately prior to holding the Meeting, as well as at the actual Meeting when it is being held, the agenda of which expressly includes a turn for the shareholders to speak, at which all shareholders attending the Meeting may do so if they wish. Their interventions shall always be replied to by the Chairman of the Company or by any other Director on whom the Chairman delegates the answer.

As to the right to attend and vote at the General Meeting of Shareholders, the Company provides these to the maximum, as well as within the framework established by the applicable laws in force and the Articles of Association, especially representation of shareholders at the General Meeting of Shareholders, which may be granted to any person, even if not a shareholder.

Lastly, and to show the respect and guarantee that the Company protects the rights of the shareholders in relation to the General Meeting of Shareholders, one must mention, on one hand, that the drawing up of the list of those attending and calculation of the quorum of attendance for valid constitution of the Meeting are entrusted to a company of recognised prestige in its sector of activity and which acts subject to an accredited professional practice; and, on the other hand, the Board of Directors requires the presence of a Notary Public to take the Minutes of the General Meeting of Shareholders.

6.1.3	Data on attendance of previous General Meetings of Shareholders

In the last three years, the General Meeting of Shareholders of Terra has held three ordinary meetings, with the attendance data provided below:

Ordinary General Meeting of Shareholders of 7th June 2001
Shareholders present:		261
Shareholders represented:		17,068
TOTAL SHAREHOLDERS:		17,329
Shares present:		298,050
Shares represented:		259,902,335
TOTAL SHARES		260,200,385

Percentage of stock capital	41.88%

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RELATIONS WITH SHAREHOLDERS AND MARKETS

Ordinary General Meeting of Shareholders of 9th April 2002
Shareholders present:		126
Shareholders represented:		14,742
TOTAL SHAREHOLDERS:		14,868

Shares present:		263,561
Shares represented:		269,138,030
TOTAL SHARES:		269,401,591

Percentage of stock capital	43.36%

Ordinary General Meeting of Shareholders of 2 April 2003
Shareholders present:		45
Shareholders represented:		13,615
TOTAL SHAREHOLDERS		13,660

Shares present:		51,361
Shares represented:		277,464,840
TOTAL SHARES		277,516,201

Percentage of stock capital	45.63%

6.1.4	List of the resolutions passed by the General Meeting of Shareholders.

During financial year 2003, the Ordinary General Meeting of Shareholders of Terra, held on 2 April 2003 (the only one held during that financial year), passed the resolutions mentioned below, that were subject to the relevant notification to the Markets. The Company web site, section on the General Meeting of Shareholders, also provided information on these resolutions.

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RELATIONS WITH SHAREHOLDERS AND MARKETS

The resolutions passed by the Ordinary General Meeting of Shareholders, held on 11th April 2003, are summarised as follows:

Point I of the Agenda: Approval of the Annual Accounts and Management Report, of Terra Networks, S.A as well as its Consolidated Group of Companies, as well as the proposal for application of the results (assign the losses to negative results from previous financial years) of Terra Networks, S.A and approval of the management by the Board of Directors, all related to financial year 2002.

Point II of the Agenda: Modifications within the Board of Directors: it proceeded to ratify the appointments made by pre-emption of the Directors Mr. Luis Bassat Coen and Mr. Luis Badía Almirall, and Mr. José. Alfonso Bustamante Bustamante, at the meetings of the Boards of Directors on 29th January and 25th March, respectively.

Point III of the Agenda: Appointment of a Accounts Auditor for financial year 2003, that appointment being awarded to the auditing firm Deloitte & Touche España, S.L. (formerly called Deloitte España, S.L. and previously called Arthur Andersen y Cía. Sociedad Comanditaria) as Accounts Auditor to verify the Annual Accounts and Management Reports of Terra Networks, S.A. and of its Consolidated Group of Companies, for financial year 2003.

Point IV of the Agenda: Authorisation to acquire own shares, directly or through Companies in the Group.

Point V of the Agenda: Reduction of stock capital by amortisation of own shares, excluding creditors’ right to opposition.

Point VI of the Agenda: Creation of a new article 19 bis (Auditing and Control Committee of the Board of Directors) to adapt Terra to the new regulations.

Point VII of the Agenda: Delegation of powers to formalise, interpret, correct and execute the resolutions passed by the General Meeting of Shareholders.

6.2	TRANSPARENCY AND COMMUNICATION.

The Regulations of the Board of Directors of Terra assign several articles to regulating the channels through which relations are established between the Board of Directors and the shareholders of the Company (of individual shareholders as well as shareholders and institutional investors), to thus ensure the greatest possible transparency in those relations.

It is also expressly established that the Board of Directors, in its relations with the shareholders, is bound to guarantee equal treatment.

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RELATIONS WITH SHAREHOLDERS AND MARKETS

6.2.1	The Shareholders’ Office.

To facilitate permanent contact with the individual shareholders of the Company, since it was floated on the stock exchange, Terra has had a Shareholders’ Office. That Office was created as a further step by the Company in its corporate strategy, setting up a point of contact for the small shareholders or individual shareholders, to satisfy their needs for information through personal contact. The Shareholders’ Office channels, co-ordinates and encourages relations between present or potential shareholders and the Company, establishing a relation between the shareholder and the Company and increasing communication and mutual knowledge.

The Shareholders’ Office at Terra has a permanent toll free telephone for its individual shareholders (900 500 525). The Office also provides its shareholders periodic (quarterly, in general) information on the Company results, as well as relevant news of diverse kinds, in relation to the Company itself as well as the sector it belongs to. The Shareholders’ Office also provides the shareholders personal and/or written attention, according to the needs or preferences of each shareholder, written information being delivered by post or electronic mail.

The figures from operation of this service during 2003 are as follows:

•	The number of incoming calls on the toll free line, 900 500 525, (operates from Monday to Friday, from 9 to 19 hours) came to approximately 9,000, over the whole year.

•	The enquiries received by electronic mail from Terra shareholders amounted to 25.

•	An average 905 postal dispatches per quarter have been sent out, containing information on the quarterly results of the Company, as well as notes on the Company itself and economic-financial events that may be relevant to the shareholders.

•	Individual requests for information by post came to 30, as well as 950 dispatches of Annual Accounts by post.

6.2.2	Investor Relations Department.

In addition to the Shareholders’ Office, in order to keep Financial Analysts, Institutional Investors and Portfolio Managers informed of the activities, projects and strategy of the Company, Terra also has an Investor Relations Department, also since the Company was floated on the stock markets.

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RELATIONS WITH SHAREHOLDERS AND MARKETS

This department performs the fundamental task of providing the Market an adequate image and information on the company in a continued, credible manner, helping to create a fluent relation and mutual confidence with he different agents involved. Information and credibility are the keys to the task of communication by department on the Market.

In order to achieve the greatest flow of information to the Investing Community, Terra periodically organises presentations for analysts when publishing its results for the Markets, concerning the strategy, situation and perspectives of the Company. All that transmission of information (strategy, perspectives, situation, etc.), duly processed and transmitted, forms the base to make decisions on investment by the Market.

The central axis of communication with investors and analysts are the quarterly presentations of the Company results, in which the Investor Relations Department makes a special effort at communication in which it combines preparation of the Quarterly Report of Results and registration at the regulatory bodies in Spain and the United States (CNMV and SEC), with conference calls at which the management team analyses the results obtained by the Company during the quarter. Parallel to this, in order to guarantee universal, equal access to the information in real time, without any restriction at all over the Internet, the Company provides the Financial Community the relevant Webcast.

Likewise, with the same structure, specific conference calls are punctually organised to provide the financial markets information on the strategic operations and/or decisions by the Company. In that sense, we may emphasise the conference calls organised by Terra in February 2003 in relation to the Strategic Alliance Framework Agreement with Telefónica.

6.2.3	Communication of information on the markets.

In fulfilment of the terms foreseen in the applicable laws, the Company informs each and every one of the regulatory bodies on the markets where its securities are traded, through the relevant communication of Relevant Facts and Other Communications, with punctual information on any significant event arising in relation to its business. During financial year 2003, Terra issued a total fifty one (51) communications, as shown in the following table:

Type of information	Number
Presentations of quarterly results	9
Changes in the Board of Directors and other governing bodies and relevant information on Corporate Governance	5
Presentations on the Company	4
Information on strategy, objectives and resolutions of a strategic nature	1
Other communications on relevant facts	32

TOTAL	51

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RELATIONS WITH SHAREHOLDERS AND MARKETS

On the other hand, the Company has provided information to investors and shareholders through the different informative documents published annually, as well as those with global and exhaustive documentation on the Company, its business and the economic-financial information, and those which have no set frequency, but that also include relevant information on the Company. Thus, Terra has provided the shareholders the following documents during financial year 2003:

•	The annual informative Prospectus in format 20F, that was registered on 30th June 2003, before the U.S. Securities and Exchange Commission.

•	The Annual Accounts for financial year 2002, that were issued to the shareholders and the Investing Community through the National Stock Exchange Commission, on 4th March 2003.

•	The Annual Accounts required of companies listed on the Continuous Market, within the New Market trading segment.

6.2.4	Information provided on the web page.

During financial year 2003, a major effort was made to revise and improve the Terra web page content for shareholders and investors in the Company, restructuring the information available up to date, including new content and creating a new section specifically dedicated to matters of Corporate Governance.

The Terra web page contains specific sections with relevant content for shareholders and investors, through which the following information may be accessed:

Content related to corporate governance

Relevant documentation: Articles of Association, Regulations of the Board of Directors, Internal Rules of Conduct in matters related to the Stock Market, etc.

Shareholding Structure: most significant shares, and number of shareholders.

General Meeting of Shareholders years 2001, 2002 y 2003: calling and agenda, proposals, speeches and presentations given, resolutions passed.

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Board of Directors: functions, composition and stakes held by the Directors in the stock capital.

Committees of the Board of Directors: functions and composition of each one of them.

The Management Team: identification of the members of the top management of Terra and the first executives and their main lines of business.

Content related to financial and stock exchange matters

Financial Information: Annual reports from the year 1999 and the quarterly results of the last three years.

Official Records: Informative documents registered before the different regulatory bodies on the stock markets where the Company is listed.

Corporate presentations: most relevant corporate presentations by the Company during the last three financial years, including presentations on strategic agreements and acquisitions, on quarterly results, etc, as well as the presentations by Terra in financial years 2001 and 2002 at the Annual Investor Conferences organised by Telefónica.

Stock exchange information: main data on stock exchange evolution and listing of the securities in real time, information on dividends, presence on stock exchanges, pondering of the main indexes, capital increases performed, etc.

Other relevant information: corporate-financial calendar of the Company, corporate profile, list of analysts covering the securities, basic indicators, etc.

General information on the business

Information on the structure and stakes of the Terra Group.

Press releases during the financial year.

Communications of Relevant Facts and other releases during the financial year.

Corporate social responsibility.

Lastly, one must mention that all the information on the web page is provided in two languages: Spanish and English, while a large amount of the information is also provided in Portuguese.

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DEGREE OF MONITORING OF THE RECOMMENDATIONS
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7

DEGREE OF MONITORING OF THE RECOMMENDATIONS ON GOOD GOVERNANCE

7.1	TERRA NETWORKS, S.A.

The following is an analysis of the degree of monitoring of the most relevant recommendations on Corporate Governance nationally and internationally, especially those provided at Spanish level in the Report published by the “Special Committee for Study of an Ethical Code of the Boards of Directors of the companies: Governance of listed companies”, of 26th February 1998 (Olivencia Code) as well as the report by the “Special Committee for encouragement of transparency and security on the markets and in listed companies”, of 8th January 2003 (Aldama Report).

Principles of Corporate Governance

Existence of internal provisions that regulate the system of corporate governance.

The fundamental rules of corporate governance of Terra are set forth in its Articles of Association and the Regulations of its Board of Directors. The Regulations of the Board of Directors, as the fundamental rules of corporate governance of the Company, determine the principles for action by the Board of Directors, regulates their organisation and operation and set the rules of conduct of its members.

As to the principles that inspire the corporate governance of Terra, these are: (a) maximisation of the value of the Company; (b) the essential role of the Board of Directors in supervision of management and administration of the Company; and (c) informative transparency with employees, investors and customers.

The Board of Directors

Specific commitment by the Board of Directors to the general supervisory role that may not be delegated, and establishment of a catalogue of matters reserved for its knowledge.

The Regulations of the Board of Directors basically organise it as a body to supervise and control the activities of the Company, delegating management of the ordinary business on

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the executive bodies (individual and collegiate) of the management team. Moreover, in keeping with what is established in the Regulations, the Board is obliged to directly exercise certain responsibilities (general strategies, own portfolio strategy, implementation and monitoring of the internal control systems, etc.).

Composition of the Board of Directors

Size of the working board and adjustment to the nature of the Company.

The Articles of Association of Terra foresees that the Board of Directors shall be comprised of a minimum of three (3) and maximum of fifteen (15) members. The present Board of Directors of Terra consists of ten (10) Directors, number that is considered to be adequate and appropriate to achieve effective and operational procedures in the Company.

Integration of a reasonable number of independent Directors on the Board.

Majority of external or non-executive Directors against the number of Executive Directors.

Multinational presence on the Boards of Directors.

Considering the present composition of the Board of Directors of Terra, and the principles that govern that composition, one may conclude that: (a) it is formed by a significant number of independent Directors; (b) the external Directors (proprietary and independent) constitute an ample majority of executives. The presence of foreign Directors has being evolving according to the importance of each of the geographic areas, wherein the Company has activity.

Operation of the Board

Meetings of the Board: frequency, encouraging participation by all the Directors, care in drafting the minutes, and annual evaluation of the efficiency of the Board

In order to assure adequate operation of the Board, its meetings are held at least monthly, according to a set calendar, in which the matters included on the agenda are analysed and debated. Under direct supervision by the Secretary to the Board, special care is taken over drafting the minutes, in order to for these to provide a true record of the matters discussed and, if appropriate, the resolutions passed.

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The first executive of the Company

If the Board opts for the formula of accumulation of the post of top executive of the Company by the Chairman, it shall take the necessary precautions to reduce the risks of concentration of power in a sole person.

The Chairman of the Board of Directors is the Top Executive of the Company, although according to what is set forth in the Regulations of the Board of Directors, his action must comply at all times to the criteria and directives set by the General Meeting of Shareholders, by the Board of Directors and by the Committees dependent on it. Likewise, all resolutions or decisions of special relevance to the Company must be subject to prior approval by the Board of Directors or the relevant control Committee. Moreover, there is the need to have the reports and proposals of the different Committees of the Board to adopt specific agreements. It is important to emphasise that the Chairman does not have a deciding vote on the Board of Directors.

Secretary to the Board of Directors

Relevance of the figure of the Secretary to the Board, reinforcing its independence and stability, emphasising his duty to ensure the formal and material legality of the actions by the Board.

The Secretary to the Board is also the Consultant Lawyer to the Board of Directors, in order to reinforce his authority on the Board. According to the terms of the Regulations of the Board, the Secretary has the essential mission of taking care in all cases for the formal and material legality of the actions by the Board and to guarantee that its procedures and rules of governance are respected.

The Executive Commission

Existence of an executive or Executive Commission similar to that of the Board and relations between both based on the principle of transparency.

Regulation of this Commission is set forth in the Regulations of the Board of Directors of the Company, which establishes the power of the Board of Directors to appoint, or not to appoint, a Executive Commission from within it, with general deciding powers and, thus, express delegation of all the powers of the Board of Directors, except those that may not be delegated by law or the Articles of Association.

At its meeting on 24th February 2004, the Board of Directors de Terra Networks, S.A. decided to revoke the powers granted permanently to the Executive Commission. That decision was fundamentally due to the eminently operational nature of the Board of

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Directors of the Company, due to the present composition of the Board (10 members), the executive nature of its Chairman, and the usual frequency of it holding meetings (16 meetings during 2003).

The consulting or controlling Committees of the Board of Directors

Existence of consulting or controlling Committees comprised exclusively of external Directors, in particular, with responsibility over matters of auditing and control, and on matters related to appointments and retributions.

The Board of Directors of Terra has the consulting or control Committees recommended by the Olivencia Code: an Auditing and Control Committee and an Appointments and Retributions Committee, with the competences they are attributed by that Code. Also according to this, the Committees are formed exclusively by external Directors.

The Directors

Measures to guarantee that the Directors have the information required in the appropriate time and manner.

The Company takes the necessary measures to ensure that the Directors have sufficient information in advance, specifically prepared and oriented to prepare the meetings of the Board, without fulfilment being excused under any circumstance on the basis of the importance or reserved nature of the information – apart from under absolutely exceptional circumstances.

Formal, transparent procedure to selection Directors based on proposal by the Appointments Committee.

The proposals to appoint Directors always comply with the Regulations of the Board and are preceded by the relevant favourable report by the Appointments and Retributions Committee.

Existence of regulations that establish the obligation of the Directors to resign in cases that may have a negative effect on operation of the Board or on the credit and reputation of the Company. Establishment of an upper age limit to hold office as a Director.

The Regulations of the Board consider the obligation of the Directors to resign in cases when they may negatively affect operation of the Board or the credit and reputation of the Company. On the other hand, as established by the Regulations of the Board, the Directors must hand in their letter of resignation to the Board of Directors and formalise the relevant

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resignation when they reach the age of seventy (70). Directors in executive office shall cease to hold this when the reach the age of sixty five (65) years of age, although they may continue as Directors, if thus determined by the Board itself.

Regulation of the obligations arising from the general duties of diligence and loyalty of the Directors, considering the particular situation of conflict of interest, the duty of confidentiality, taking advantage of business opportunities and use of corporate assets.

According to the recommendations made in the Olivencia Code and the Aldama Report, the Regulations of the Board specifically dedicate a title of same to fully describe the rights and obligations. That title details the obligations arising from the obligations of diligence and loyalty of the Directors, considering, in particular, the situation of conflicts of interest, the duty of confidentiality, taking advantage of business opportunities and the use of corporate assets.

Recognition of the right of the Director to obtain information and establish means to exercise this.

The Regulations of the Board formally recognise that all Directors are entitled to collect and obtain the necessary information and advice to fulfil their supervisory duties, and establishes the appropriate channels to exercise that right, enabling even resorting to external experts in special circumstances. This right has been made use of in financial year 2003 just as explained in this Report.

Adequate Director remuneration policy in keeping with the criteria of moderation, that must be proposed, evaluated and reviewed by the Retribution Committee, which must provide detailed, individual information.

As to the Director remuneration policy, this must be proposed, evaluated and reviewed by the Appointments and Retributions and Good Governance Committee, and comply with criteria of moderation. The Company provides individual information annually on the retribution received by the holders of offices or posts on the Board. Moreover, in line with the Aldama Report, the external Directors do not participate in any share linked retribution system.

Measures to extend the duties of loyalty to the significant shareholders and top executives.

Lastly, the duties of loyalty are extended to the significant shareholders, foreseeing that the Board reserves knowledge and authorisation of any transaction between the Company and

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any of its significant shareholders. Under no circumstance shall it authorise the transaction if it previously has not had a report issued by the Auditing and Control Committee, evaluating the operation from the point of view of equality in treatment of the shareholders and their conditions, and they must be market conditions. On the other hand, and in line with the Aldama Report, the Company has extended the obligations arising from the duty of loyalty of top executives through the terms set forth in the Internal Rules of Conduct concerning matters of conflicts of interest.

Relations of the Board with the markets

Swift, precise, reliable information on the markets, and establishment for that purposes of the procedures and controls to communicate information within the Company.

Periodic financial inform prepared according to the same professional principles and practices of the annual accounts and verified by the Auditing Committee.

Duty of information and transparency, (especially in matters of corporate governance).

The Regulations of the Board contain several articles to regulate the channels by which relations are established between the Board of Directors and the Company shareholders to ensure the greatest possible transparency in those relations.

The Board of Directors of Terra, beyond the demands set by the regulations in force, is responsible for providing the markets with swift, precise, reliable information. In particular, the periodic financial information on the Company, just as expressly recorded in the Regulations of the Board, is prepared according to the same principles and professional practices of the Annual Accounts and, before being distributed, is verified by the Auditing and Control Committee, according to the duties this Committee has assigned to it.

Moreover, in line with the recommendations of the Aldama Report, the Company provides the market all the information that may be considered relevant to the investors, in a symmetrical, equitable manner. According to the obligations established in the new Financial Act, the Company shall issue the information communications for the National Stock Market Commission prior to its distribution by any other means, as soon as the event is known, or as soon as the decision is taken, or the agreement or contract signed with the third parties concerned. The Company ensures that its communications of relevant information are true, clear and complete at all times.

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As to transparency in matters of corporate governance, and in line with the recommendations of the Aldama Report, Terra, as in financial year 2002, it has prepared a specific Report on Corporate Governance. In that same line, the Company has reviewed and improved its web page on corporate governance, that includes, among others, the content suggested by the Aldama Report (Articles of Association, internal regulations of the Company, periodic financial information, composition of the Board of Directors of its Committees, etc.).

Relations of the Board with external auditors

Establishment of measures to monitor the independence of external auditors

The Board of Directors has established, through the Auditing and Control Committee, a stable, professional relationship with the Accounts Auditor to the Company, strictly respecting its independence, in order to fulfil the recommendations of the Olivencia Code on the matter. According to this, the Auditing and Control Committee monitors situations that may be a risk to the independence of External Auditors to the Company, and specifically, it supervises the percentage the fees it pays represent of the total revenue of the auditing firm.

Lastly, the annual report of the Company, according to the current legal requisites, states the fees paid to the External Auditor to the Company, including those for services of a different nature to those of auditing.

In fulfilment of the legal provisions imposed by the United States regulation on the matter, in line with the Aldama Report, the auditing and similar services provided by the External Auditor to the Company must have prior approval by the Auditing and Control Committee.

The General Meeting of Shareholders

Measures to make the mechanism of delegation of votes more transparent and to encourage communication between the Company and the shareholders.

In order to facilitate and make possible exercise by any shareholder of the right to information, the proposals of resolutions submitted for approval by the Meeting and the requisite documents and reports related to these, are made available to the shareholders, on the terms and conditions established by the Stock Company Act, from the moment when the announcements calling the meeting are issued.

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Likewise, the Company attends, as far as possible, to requests for information in relation to the matters included on the Agenda of the General Meeting of Shareholders, which are formulated by any shareholder, in the days immediately prior to the Meeting being held, as well as at the actual Meeting held, the agenda of which expressly includes a turn for the shareholders to speak, in which all the shareholders attending the Meeting can speak, and their inquiries shall always be replied to by the Chairman of the Company.

As to the right to attend and vote at the General Meeting of Shareholders, the Company facilitates this as much as possible, always within the framework established by the applicable laws in force and in the Articles of Association; exercising those rights, especially that of representing the shareholders at the General Meeting of Shareholders, which may be granted to any person, even if not a shareholder.

According to the requisites of the Spanish mercantile legislation, the documentation related to the points on the agenda is available to all the shareholders at the Company registered office, and may also be sent free of charge on request. The same information has also been made available to all shareholders on the Company web page.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date: March 10, 2004	By:	/s/ José F. Mateu Isturiz
	Name:	José F. Mateu Isturiz
	Title:	General Counsel and Secretary to the Board of Directors